UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 1-5332
CUSIP NUMBER 692830508

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

P&F Industries, Inc.
Full Name of Registrant

Former Name if Applicable

445 Broadhollow Road, Suite 100
Address of Principal Executive Office (Street and Number)

Melville, New York 11747
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

P&F Industries, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q by August 14, 2009 because it was not able to complete the preparation of its financial statements for the quarter ended June 30, 2009 by such initial filing date.  The Company was not in compliance with certain financial covenants to a senior lender and was unexpectedly advised verbally by such senior lender on August 12, 2009 that it did not intend to provide the Company with a waiver of such non-compliance. The Company needed to complete the evaluation of the effect on its financial statements of not receiving such a waiver, and implement necessary changes to its financial statements and related disclosure.  The Company expects to file its Quarterly Report on Form 10-Q on or prior to August 19, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Joseph A. Molino, Jr.	(631) 694-9800
	(Name)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate state the reasons why a reasonable estimate of the results cannot be made:

The Company anticipates that it will report revenue of $18,528,000 for the three-month period ended June 30, 2009, compared to $25,554,000 for the same period in 2008. This reduction is primarily attributable to the sluggish economy, compounded by deflated new housing starts, which is a key driver to the Company, and the loss of a large customer in mid-2008.  The Company also anticipates that it will report a loss of $565,000 for the three-month period ended June 30, 2009, compared to earnings of $495,000 for the three-month period in the prior year, primarily as a result of expenses incurred in the three-month period ended June 30, 2009 of (i) $352,000 in connection with the acquisition of the Coffman Stairs, LLC business, and (ii) $471,000 relating to the closeout of certain inventory of the Company’s Franklin division and its Pacific Stair Products operation as well as lower revenue (offset by savings in operating and business expense).  Each of these factors are expected to be more fully explained in the Company’s Quarterly Report on Form 10-Q for the Period ended June 30, 2009.

This Form 12b-25 includes forwarding-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding the Company and the financial results it expects to report that are not historical facts and are indicated by words such as “anticipate,” “expect,” “believe,” other formulations of those terms and similar terms.  Such forward-looking statements are based on the Company’s current expectations and beliefs, which are subject to change, and involve certain risks and uncertainties including, in particular, whether the Company’s final unaudited financial results for the quarterly period ended June 30, 2009 will comport with the preliminary information summarized herein.  These risks and uncertainties may cause actual results to differ materially from those contained in the forward-looking statements.

P&F Industries, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2009	By	/s/ Joseph A. Molino, Jr.
Joseph A. Molino, Jr.
Executive Vice President, Chief Operating Officer and Chief Financial Officer